LAS VEGAS RAILWAY EXPRESS, INC.

6650 Via Austi Parkway, Suite 140

Las Vegas, NV  89119

702 583-6705

February 13, 2014

US SECURITIES AND EXCHANGE COMMISSION

Mr. Benjamin Phippen
Division of Corporate Finance
Washington, D.C. 20549•0306

Re: Las Vegas Railway Express, Inc.

       Form 10-K for the Fiscal Year Ended March 31, 2013 Filed July 1, 2013

       Form 10-Q for the Quarterly Periods Ended June 30, 2013 and September 30, 2013

       Filed August 14, 2013 and November 12, 2013 File No. 000-54648

Dear Mr. Phippen:

In attempting to clarify the Company’s treatments to the comments, we have responded to your questions with the understanding that in the future we will take into account that we must provide detailed information and analysis were required.

Transaction with XTREME Manufacturing, LLC

1. We note the Company’s press release on January 21, 2014 announcing the signing of a rail car storage agreement with XTREME Manufacturing, LLC. Please supplementally advise us of the materiality of this transaction and provide your analysis why no Form 8-K was required in connection with this development.

Response: The Company entered into a storage agreement to temporally store two (2) railcars in Las Vegas, Nevada. Since this was a temporary facility to be used as storage we felt that

Form 8-K was not required. In the future we will make certain we file Form 8-K accordingly.

Form 10-K for the Fiscal Year Ended March 31, 2013

Item 1. Business, page 3

History

2. In the first paragraph on page 3, you disclose that on January 21, 2010, the Company acquired “all of the assets” of Las Vegas Railway Express, Inc. Please revise future filings to describe such assets in greater detail.

Response: In the future we will revise the Company filings to describe and describe all assets in greater detail.

Company Overview

3. We note the following promotional statements and terms in this section:

 “new and innovative passenger train service” (see page 3);

 “unique business model” (see page 7); and

 “Partnering with Amtrak allows us to benefit from their ... industry leading expertise and also ensures the highest level of quality and reliability for our train service” (see page 7).

Please revise future filings to eliminate such statements and terms. Alternatively, please qualify such statements and the discussion of such terms as the opinion or belief of the Company.

Response: The Company in the future will refrain from using such terms and statements.

4. We note your disclosure in the second paragraph on page 3 that the X-Train service “will be replicated into other metropolitan centers in the US with resort/casino destinations”. Please revise to specifically describe the locations in which you plan to replicate the X-Train service.

Response: We have revised to include respective locations.

5. Throughout this section, and elsewhere in your filing, you reference numerous agreements, memorandum of understandings or arrangements, without providing detailed disclosure regarding the principal terms of such agreements, understandings or arrangements. For example, and without limitation, we note the following:

Asset Purchase Agreement, dated January 21, 2010, between the Company and Las Vegas Railway Express, a Nevada corporation;

☐ Agreement with Transportation Management Services, pursuant to which the Company acquired a “series of 16 passenger railcars”;

☐ Memorandum of Understanding with each of the City of Fullerton and Dielco Crane;

☐ Consulting Agreement between the Company and Transportation Management Services, Inc.; and

☐ Advisory Agreement between the Company and FlatWorld Capital.

Revise future filings to disclose the material terms and conditions of these agreements, understandings or arrangements. Please also file the same as exhibits to your future Form 10-K filings or tell us why you are not required to do so pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company shall revise future filings accordingly.

Amtrak, page 4

6. We note your disclosure that you have “entered into the first of several necessary agreements with Amtrak.” Please revise future filings to describe in greater detail the material terms and conditions of your agreement with Amtrak, including without limitation, quantification of the fees the Company will pay to Amtrak, as referenced in the second paragraph on page 3. File the same as an exhibit to your future Form 10-K filings. Refer to Item 601(b)(10) of Regulation S-K. Please also describe the other “necessary agreements” with Amtrak that you have referenced in your disclosure.

Response: The Company shall revise future filings accordingly.

7. Revise future filings to clarify whether you have entered into a definitive agreement or a memorandum of understanding with AMTRAK. In this regard, we note your disclosure in the subsection headed “Unique Partnership with Amtrak” on page 7 that you have entered “an agreement” with Amtrak. However, in the second paragraph on page 3 and the second risk factor on page 10, you disclose that you have entered into an MOU with Amtrak for the provision of certain services. Please revise future filings to reconcile and clarify your disclosure, as appropriate.

Response: The Company shall revise future filings accordingly.

8. As a related matter, we note that a news article published November 15, 2013 in the Orange County Register reports that Amtrak has no plans to re-establish Los Angeles-Las Vegas service, which Amtrak ended in 1997. This does not appear consistent with your disclosure that the Company entered into an arrangement with Amtrak in September 2009 with the goal of reinstating passenger rail service on the Las Vegas/Los Angeles rail corridor. Please advise. For a copy of the above referenced article, see http://www.ocregister.com/articles/vegas-537132-company-filing.html.

Response: The Company at this juncture is not pursuing the proposed service between Los Angeles and Las Vegas. Our next filing will expand on this issue.

9. We note that the map appearing on page 5 is illegible. Please include a legible map with future filings.

Response: The Company shall revise future filings accordingly.

10. Please review your disclosure and ensure that you identify the source for the industry and demographic data that you provide. We note that you have included certain factual statements without indicating whether the source of this information is based upon management’s belief, industry data, general articles, or any other source. For example, we note the following:

☐     Fullerton is “[l]ocated in the sixth most populous county in the United States” and connects to “MetroLink services where there are over 15,000 daily boardings....” (see page 6)

☐ “There are over 50 Fortune 500 companies in California with most having significant employment populations within the two counties of the LA region.” (see page 6)

☐ “Of the more than 12,000,000 annual visitors from the Southern California/Los Angeles market, 94% use automobile transportation to Las Vegas via this corridor every year.” (see page 7)

☐ “[T]he forecast for traffic on I-15 is expected to be 17 million passengers by 2030.” (see page 7)

Please revise your disclosure in future filings, as appropriate.

Response: The Company shall revise future filings accordingly.

Our Business Strategy, page 6

11. You disclose that you “intend to grow by adding additional trains in other markets and...expanding [your] relationships with premier leisure companies....” Revise future filings to clarify the “other markets” in which you intend to add additional trains. Also clarify what you mean by the term “premier leisure companies” and the extent to which you have existing relationships with such companies. To the extent you currently have none, please provide clear disclosure to such effect.

Stimulate Demand Among Higher Budget Customers, page 6

Response: The Company shall revise future filings accordingly.

12. Please revise future filings to disclose the basis for your statement that “With the increasing Las Vegas convention penetration, the Southern California business community alone is diverse enough to provide a sufficient number of higher budget clientele to fill our travel offerings.”

Response: The Company shall revise future filings accordingly.

13. You disclose that you “plan to enter into partnerships with several of the major Las Vegas casinos in order to jointly market [your] services.” Please revise future filings to describe the status of such arrangements and disclose whether any contracts have been negotiated or entered into. As appropriate, file the same as exhibits to your future filings. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company shall revise future filings accordingly.

Grow Non-Rail Revenues, page 6

14. With a view towards revised disclosure, please tell us the basis for your statement that most of your ancillary revenue will “command high margins with low operating costs thus improving our profitability.”

Response: Ancillary services include hotel rooms, show tickets, tours, golf packages, car rentals, transfers and restaurants. There is no cost associated with these services. The company will basically act as a middle man in an agency capacity and receive commissions. Since the Company is not any longer pursuing service between Los Angeles and Las Vegas our non-rail revenue will be nonexistent. We will revise on future filings.

Large Untapped Market of 12 Million Drivers..., page 7

15. Revise future filings to disclose the basis for your belief that you “only need to capture 1.5% of the overall drivers to break even on an operating basis.”

Response: The Company shall revise future filings accordingly.

Operating Rights Provided by Railroad Partners, page 7

16. Revise future filings to quantify the capital improvements you expect that you will be required to pay in order to maintain the right to deploy trains on the LA/Vegas route.

Response: The Company shall revise future filings accordingly.

Experienced Management and Board of Directors, page 8

17. Please future filings to remove the term “successful entrepreneur” from the first and second sentences of this paragraph.

Response: The Company shall revise future filings accordingly.

Item 8. Financial Statements and Supplementary Data

Audited Financial Statements

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies – Intangible Assets, page 30

18. We note you reported $843,697 in goodwill on your balance sheet pertaining to the acquisition of the train business on November 23, 2009. We also note your disclosure that on March 31, 2013 the Company conducted an analysis of the goodwill on its single reporting unit using the Company’s market capitalization and determined that there was no impairment of goodwill. Considering the Company’s recurring losses, the fact that it has a net capital deficit, no revenues, negative working capital and your disclosure that these factors raise substantial doubt about the Company’s ability to continue as a going concern, please provide us with your goodwill impairment analysis as of March 31, 2013 and any additional clarifying information so that we may better understand your goodwill impairment methodology, how it is consistent with ASC 350-20-35, and the details relating to your conclusion that there was no impairment at March 31, 2013. Your response should also address the basis for not recording any impairment in the subsequent quarters through September 30, 2013. In addition, please provide us with the following and revise future filings to disclose:

☐ The percentage by which fair value exceeded carrying value as of the date of the most recent test;

☐ A detailed description of the methods and key assumptions used to assess for goodwill impairment and how the key assumptions were determined;

☐ A detailed discussion of the degree of uncertainty associated with the key assumptions; and

☐ A description of potential events and / or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response: Please see the attached impairment analysis at 3/31/13 and 9/30/13

Item 11. Executive Compensation

Summary Compensation Table, page 43

19. Please confirm that you have disclosed compensation for all persons required by Item 402(m)(2) of Regulation S-K.

Response: The compensation for the executive staff has been reported.

Item 13. Certain Relationships and Related Transactions..., page 46

20. You disclose on page 3 that the Company entered into an agreement with Transportation Management Services, pursuant to which it acquired 16 rail cars. We note that Transportation Management Services is 100% owned by John H. Marino, a director of the Company. Please provide us with an analysis supporting your determination that this transaction is not required to be disclosed pursuant to Item 404 of Regulation S-K.

Response: The contract with Transportation Management Services resulted in total payments of $13,500, as well as the issuance of 600,000 shares of common stock with a value of approximately $30K.  As the total amount is involved is below the $120,000 limit required for disclosure, we did not disclose the information.

 Item 404 -- Transactions with Related Persons, Promoters and Certain Control Persons

a.
Transactions with related persons. Describe any transaction, since the beginning of the registrant's last fiscal year, or any currently proposed transaction, in which the registrant was or is to be a participant and the amount involved exceeds $ 120,000, and in which any related person had or will have a direct or indirect material interest. Disclose the following information regarding the transaction:

1.	The name of the related person and the basis on which the person is a related person.

2.
The related person's interest in the transaction with the registrant, including the related person's position(s) or relationship(s) with, or ownership in, a firm, corporation, or other entity that is a party to, or has an interest in, the transaction.

3.	The approximate dollar value of the amount involved in the transaction.

4.	The approximate dollar value of the amount of the related person's interest in the transaction, which shall be computed without regard to the amount of profit or loss.

5.
In the case of indebtedness, disclosure of the amount involved in the transaction shall include the largest aggregate amount of principal outstanding during the period for which disclosure is provided, the amount thereof outstanding as of the latest practicable date, the amount of principal paid during the periods for which disclosure is provided, the amount of interest paid during the period for which disclosure is provided, and the rate or amount of interest payable on the indebtedness.

6.	Any other information regarding the transaction or the related person in the context of the transaction that is material to investors in light of the circumstances of the particular transaction.

21. Refer to your disclosure regarding the promissory note, dated January 6, 2009, between the Company and Allegheny and the promissory note, dated October 1, 2009, between the Company and Joseph Cosio-Barron. Revise future filings to provide the information required by Item 404 of Regulation S-K, including, without limitation, disclosure of the largest aggregate amount of principal outstanding, the amount of principal paid and the amount of interest paid, in each case, during the periods for which disclosure is provided, and the rate or amount of interest payable on the indebtedness.

Response: The Company shall revise future filings accordingly.

Form 10-Q for the Fiscal Quarter Ended June 30, 2013

Exhibit 32

22. Your Exhibit 32 certification presented in your June 30, 2013 Form 10-Q currently refers to the wrong date for the periodic report, referencing the period ending September 30, 2012. As such, please file a full and complete amendment to refer to the correct period in a newly signed and dated certification. In addition, please ensure that the certification is currently dated and refers to the Form 10-Q/A.

Response: The Company filed a full and complete amendment on February 12, 2014.

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

23. Please note that the comments numbered 24 through 29 below also apply to your future filings on Form 10-K.

Response: The Company shall revise future filings accordingly.

Item 2. Management’s Discussion and Analysis..., page 17

24. We note your disclosure in the first paragraph under the “Business Overview” section that “there is a market demand for a first class option to commuter rail service on multiple routes here in the US. It is upon this model that the Company has focused its resources.” Please revise future filings to cite the source for this statement.

Response: The Company shall revise future filings accordingly.

25. We note your disclosure in the penultimate paragraph on page 17 that you have identified several routes currently served by Amtrak trains, and that you will couple your Club X cars to the Amtrak trains for such routes. Please revise future filings to specifically disclose:

☐ the locations of such routes, including the “first scheduled route,” the operations on which were planned to commence on December 2, 2013;

☐ any arrangements or agreements the Company expects to enter into with each origination and destination station along such routes;

☐ the status of your current construction of the Club X cars for each route; and

☐ the deployment timetable and the reasonable basis for achieving the same.

Response: The Company shall revise future filings accordingly.

26. As a related matter, please revise future filings to specifically describe the means by which you will “construct” the Club X cars and quantify the related costs. Please disclose if any companies will assist the Company in the construction process. If so, please name such companies and describe the arrangements and whether any contracts have been negotiated or entered into. As appropriate, file the same as exhibits to your future filings. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company shall revise future filings accordingly.

27. You disclose in the penultimate paragraph on page 17 that you have acquired two leased cars through an agreement with Mid America Leasing Company. Revise future filings to disclose the material terms and conditions of this agreement and file the same as an exhibit to your future filings. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company shall revise future filings accordingly.

28. We refer to your disclosure in the last paragraph on page 17, which describes the various activities the Company has been engaged in for re-establishing the Los Angeles to Vegas Corridor. In future filings, please discuss the estimated time frame and costs, including the basis for such estimates, for each activity you have listed, to the extent they remain material to your business. Also discuss whether any related arrangement or agreement has been entered into. In future filings, please also file any related agreements as exhibits, as appropriate, pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company shall revise future filings accordingly.

29. In the penultimate paragraph on page 22, you estimate that “the operating capital generated from the deployment of its railcars on this [existing Amtrak] route would fund the operating costs of the Company overhead going forward.” Please tell us how the Company arrived at this estimate. Also revise your disclosure in future filings, as appropriate.

Response: The Company created a forecast of revenue generated from its railcars. Based on estimated ticket price and all cost associated with deployment of the cars the Company’s net profit will cover its overhead expenses. We have deleted this statement from the current 10-Q and we will revise our disclosure in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

 the company is responsible for the adequacy and accuracy of the disclosure in the filing;

 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

 the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Be assured that the Company has made certain that the above adjustments have been incorporated in the Company’s next filing on Form 10Q, for the year ended December 31, 2013.

Sincerely,

WandaWitoslawski

Chief Financial Officer

Cc: Michael A. Barron

       File

To:              LVRE Accounting File
Date:           May 15, 2013
Re:               Goodwill Impairment

BACKGROUND

On January 21, 2010 (the “Transaction Date”), Liberty Capital Asset Management, Inc., a publicly traded Delaware corporation (“LCAM” or “Buyer” or the “Company”) entered into an asset purchase agreement (“Agreement”) with Las Vegas Railway Express, a Nevada corporation (“XTrain” or “Seller”). Selling shareholders are collectively “Sellers.” The aforementioned asset purchase is hereafter the Transaction.  Subsequent to the Transaction, LCAM changed its name to Las Vegas Railway Express, Inc. (“LVRE”).

Prior to the Transaction, LCAM was in the business of mortgage banking, which business was discontinued soon after the Transaction. XTrain is in the development stage, and is building a business that will provide train service from Southern California to Las Vegas, Nevada.

The accounting for the Transaction has been analyzed (see separate “Memo – Xtrain Acquisition”) and the following is the conclusion of that analysis.

The acquisition of XTrain by LCAM was a business combination as defined by ASC 805. The Company applied the steps outlined in ASC 805 to account for the business combination, including identification of acquired assets and liabilities. There was no minority interest. Consideration for the business combination was $800,000, consisting of 20 million shares of LCAM stock. Shares granted upon attainment of milestones after the business combination were deemed to be part of the original consideration for the Transaction. Goodwill generated from the Transaction was $843,697 and was recorded in connection with the business combination.

Within the Agreement are certain milestones necessary in order for the train service to start. Two of the milestones have been met, and the Company is working towards completion of the remaining milestones.

ISSUE

Has the goodwill generated from the Transaction been impaired at March 31, 2013?

TECHNICAL REFERENCE

FASB Accounting Standards Codification (“ASC”) 350-20, Goodwill

DISCUSSION

At March 31, 2013, LVRE has negative stockholders’ equity, and has been operating at a loss for the year then ended. So we are going to bypass the qualitative assessment of whether goodwill has been impaired as provided in ASC 350-20-35-3A.

ASC 350-20-35-3B states “An entity has an unconditional option to bypass the qualitative assessment described in the preceding paragraph for any reporting unit in any period and proceed directly to performing the first step of the goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period.”

Step 1

ASC 350-20-35-4 states “The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill.”

Fair Value

The aggregate market value of Common Stock held by non-affiliates based on the closing price of the registrant's Common Stock on the OTCBB on March 31, 2013 is estimated to be approximately $4,700,000.1

Carrying Amount

The Company had a shareholders’ deficit at March 31, 2013 of ($338,331).  However, included in the equity were liabilities of $194,041 related to the discontinued banking business which are not related to the train reporting unit. Adding back the impact of the discontinued operation liabilities, the adjusted shareholders’ deficit, or carrying value of the train reporting unit, amounts to ($144,290).

Step 1 Test

The fair value exceeds the carrying amount by $4,844,290 ($4,700,000 – ($144,290)). Therefore, based on Step 1, there is no impairment. According to ASC 350-20-65-1,

1 Per the LVRE Form 10-K filed 7/10/12, the total value of non-affiliate shares were $4,378,818, based on total non-affiliate shares of 48,653,533 outstanding and a closing price of $0.09 per share at 3/31/12.  The closing price of the stock on 3/31/13 was $0.10 per share.  Assuming the same number of non-affiliate shares outstanding, the total value is conservatively estimated at $4,700,000.

“If the carrying amount of a reporting unit is zero or negative, the second step of the impairment test shall be performed to measure the amount of impairment loss, if any, when it is more likely than not (that is, a likelihood of more than 50 percent) that a goodwill impairment exists. In considering whether it is more likely than not that a goodwill impairment exists, an entity shall evaluate, using the process described in paragraphs 350-20-35-3F through 35-3G, whether there are adverse qualitative factors, including the examples of events and circumstances provided in paragraph 350-20-35-3C(a) through (g). In evaluating whether it is more likely than not that the goodwill of a reporting unit with a zero or negative carrying amount is impaired, an entity also should take into consideration whether there are significant differences between the carrying amount and the estimated fair value of its assets and liabilities, and the existence of significant unrecognized intangible assets.”

We have evaluated the circumstances in 350-20-35-3C(a) through (g)2, and have not found any of them to exist for XTrain. However ASC 350-20-35-3F and G state that those factors are not individually determinative of potential impairment, and that “An entity shall evaluate, on the basis of the weight of evidence, the significance of all identified events and circumstances in the context of determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount.”

We have therefore decided to perform Step 2 to see if there would be any impairment recognized by such performance.

Step 2

ASC 350-20-35-9 states, “The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill.”

And ASC 350-20-35-14 states,

“The implied fair value of goodwill shall be determined in the same manner as the amount of goodwill recognized in a business combination or an acquisition by a not-for-profit entity was determined. That is, an entity shall assign the fair value of a reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination or an acquisition by a not-for-profit entity.”

2 See Exhibit 1 to this memo.

To do this, we first assume the purchase price is the market capitalization of $3,771,000. We are not going to adjust it up to compensate for the control discount.3

Next, we determine if there are any unrecognized intangible assets as follows.

Customer contracts/relationships	None
Patents	None
Trade names / trademarks	Seperable - this can be sold or licensed
Non-compete agreements	None
Assembled workforce	Not an identifiable asset - part of goodwill

The trade name “XTrain” is separable, and could be licensed or sold.  However at March 31, 2013, there were no operations and therefore no brand awareness or market value to this name. So while it is separable, and in theory could be sold or licensed, there was no market for it. The train, and any competing operation can use any name because this name is not associated with anything.  So it had no value.

Next, we assess the fair value of assets and liabilities as follows.

Cash	Book value equals fair value
Other current assets	Book value equals fair value due to short-term nature
Fixed assets, net	Depreciation approximates wear and tear, therefore net book value approximates fair value
Goodwill	Included in this assessment
Trade name	No value - see discussion above
Assembled workforce	Included with goodwill
Notes payable	Book value equals fair value due to market rate of interest
Accounts payable	Book value equals fair value due to short-term nature
Derivative liability	Already recorded at fair value

Based on the above, the carrying value of the assets and liabilities approximates their fair value.4

We therefore calculate the value of goodwill as follows.

3 Shares of stock trade at a price that does not give the stockholder control of the entity. As a result, the trading price is at a theoretical discount from what would be paid to obtain control.
4 As discussed above, we consider the discontinued liability related to the prior banking business to exist outside the train operating unit. So it has been excluded from this analysis.

Consideration	$ 4,700,000
Fair value of assets and liabilities	(144,290)	A
Calculated value of goodwill	$ 4,844,290

A – Note that as the carrying value approximates fair value, this is the stockholders’ deficit of the train reporting unit.

Since the indicated value of the goodwill at March 31, 2013 is $4,844,290, and the carrying value is $843,697, the carrying value of goodwill is not impaired.

CONCLUSION

Based on the above, there has been no impairment of goodwill as of 3/31/13.

EXHIBIT 1 – Technical Reference

Per ASC 350-20-35-3C,

In evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, an entity shall assess relevant events and circumstances. Examples of such events and circumstances include the following:

a.
Macroeconomic conditions such as a deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity and credit markets

b.
Industry and market considerations such as a deterioration in the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (consider in both absolute terms and relative to peers), a change in the market for an entity’s products or services, or a regulatory or political development

c.	Cost factors such as increases in raw materials, labor, or other costs that have a negative effect on earnings and cash flows

d.	Overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods

e.	Other relevant entity-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation

f.
Events affecting a reporting unit such as a change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling or disposing all, or a portion, of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit, or recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit

g.	If applicable, a sustained decrease in share price (consider in both absolute terms and relative to peers).

To:               LVRE Accounting File
Date:           October 24, 2013
Re:               Goodwill Impairment

BACKGROUND

On January 21, 2010 (the “Transaction Date”), Liberty Capital Asset Management, Inc., a publicly traded Delaware corporation (“LCAM” or “Buyer” or the “Company”) entered into an asset purchase agreement (“Agreement”) with Las Vegas Railway Express, a Nevada corporation (“XTrain” or “Seller”). Selling shareholders are collectively “Sellers.” The aforementioned asset purchase is hereafter the Transaction.  Subsequent to the Transaction, LCAM changed its name to Las Vegas Railway Express, Inc. (“LVRE”).

Prior to the Transaction, LCAM was in the business of mortgage banking, which business was discontinued soon after the Transaction. XTrain is in the development stage, and is building a business that will provide train service from Southern California to Las Vegas, Nevada.

The accounting for the Transaction has been analyzed (see separate “Memo – Xtrain Acquisition”) and the following is the conclusion of that analysis.

The acquisition of XTrain by LCAM was a business combination as defined by ASC 805. The Company applied the steps outlined in ASC 805 to account for the business combination, including identification of acquired assets and liabilities. There was no minority interest. Consideration for the business combination was $800,000, consisting of 20 million shares of LCAM stock. Shares granted upon attainment of milestones after the business combination were deemed to be part of the original consideration for the Transaction. Goodwill generated from the Transaction was $843,697 and was recorded in connection with the business combination.

Within the Agreement are certain milestones necessary in order for the train service to start. Two of the milestones have been met, and the Company is working towards completion of the remaining milestones.

ISSUE

Has the goodwill generated from the Transaction been impaired at September 30, 2013?

TECHNICAL REFERENCE

FASB Accounting Standards Codification (“ASC”) 350-20, Goodwill

DISCUSSION

At September 30, 2013, LVRE has negative stockholders’ equity, and has been operating at a loss for the year then ended. So we are going to bypass the qualitative assessment of whether goodwill has been impaired as provided in ASC 350-20-35-3A.

ASC 350-20-35-3B states “An entity has an unconditional option to bypass the qualitative assessment described in the preceding paragraph for any reporting unit in any period and proceed directly to performing the first step of the goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period.”

Step 1

ASC 350-20-35-4 states “The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill.”

Fair Value

The aggregate market value of Common Stock held by non-affiliates based on the closing price of the registrant's Common Stock on the OTCBB on March 31, 2013 is estimated to be approximately $3,771,000.1

Carrying Amount

The Company had a shareholders’ deficit at September 30, 2013 of ($2,473,676).  However, included in the equity were liabilities of $83,041 related to the discontinued banking business which are not related to the train reporting unit. Adding back the impact of the discontinued operation liabilities, the adjusted shareholders’ equity, or carrying value of the train reporting unit, amounts to ($2,390,635).

Step 1 Test

The fair value exceeds the carrying amount by $6,161,635 ($3,771,000 – ($2,390,635)). Therefore, based on Step 1, there is no impairment. According to ASC 350-20-65-1,

1 Per the LVRE Form 10-K filed 7/1/13, the total value of non-affiliate shares were $14,139,902, based on total non-affiliate shares of 94,266,013 outstanding and a closing price of $0.15 per share at 9/30/12.  The closing price of the stock on 9/30/13 was $0.04 per share.  Assuming the same number of non-affiliate shares outstanding, the total value is conservatively estimated at approximately $3,771,000.

“If the carrying amount of a reporting unit is zero or negative, the second step of the impairment test shall be performed to measure the amount of impairment loss, if any, when it is more likely than not (that is, a likelihood of more than 50 percent) that a goodwill impairment exists. In considering whether it is more likely than not that a goodwill impairment exists, an entity shall evaluate, using the process described in paragraphs 350-20-35-3F through 35-3G, whether there are adverse qualitative factors, including the examples of events and circumstances provided in paragraph 350-20-35-3C(a) through (g). In evaluating whether it is more likely than not that the goodwill of a reporting unit with a zero or negative carrying amount is impaired, an entity also should take into consideration whether there are significant differences between the carrying amount and the estimated fair value of its assets and liabilities, and the existence of significant unrecognized intangible assets.”

We have evaluated the circumstances in 350-20-35-3C(a) through (g)2, and have not found any of them to exist for XTrain. However ASC 350-20-35-3F and G state that those factors are not individually determinative of potential impairment, and that “An entity shall evaluate, on the basis of the weight of evidence, the significance of all identified events and circumstances in the context of determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount.”

We have therefore decided to perform Step 2 to see if there would be any impairment recognized by such performance.

Step 2

ASC 350-20-35-9 states, “The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill.”

And ASC 350-20-35-14 states,

“The implied fair value of goodwill shall be determined in the same manner as the amount of goodwill recognized in a business combination or an acquisition by a not-for-profit entity was determined. That is, an entity shall assign the fair value of a reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination or an acquisition by a not-for-profit entity.”

2 See Exhibit 1 to this memo.

To do this, we first assume the purchase price is the market capitalization of $3,771,000. We are not going to adjust it up to compensate for the control discount.3

Next, we determine if there are any unrecognized intangible assets as follows.

Customer contracts/relationships	None
Patents	None
Trade names / trademarks	Seperable - this can be sold or licensed
Non-compete agreements	None
Assembled workforce	Not an identifiable asset - part of goodwill

The trade name “XTrain” is separable, and could be licensed or sold. However at September 30, 2013, there were no operations and therefore no brand awareness or market value to this name. So while it is separable, and in theory could be sold or licensed, there was no market for it. The train, and any competing operation can use any name because this name is not associated with anything.  So it had no value.

Next, we assess the fair value of assets and liabilities as follows.

Cash	Book value equals fair value
Other current assets	Book value equals fair value due to short-term nature
Fixed assets, net	Depreciation approximates wear and tear, therefore net book value approximates fair value
Goodwill	Included in this assessment
Trade name	No value - see discussion above
Assembled workforce	Included with goodwill
Notes payable	Book value equals fair value due to market rate of interest
Accounts payable	Book value equals fair value due to short-term nature
Derivative liability	Already recorded at fair value

Based on the above, the carrying value of the assets and liabilities approximates their fair value.4

We therefore calculate the value of goodwill as follows.

3 Shares of stock trade at a price that does not give the stockholder control of the entity. As a result, the trading price is at a theoretical discount from what would be paid to obtain control.
4 As discussed above, we consider the discontinued liability related to the prior banking business to exist outside the train operating unit. So it has been excluded from this analysis.

Consideration	$ 3,771,000
Fair value of assets and liabilities	(2,390,635)	A
Calculated value of goodwill	$ 6,161,635

A – Note that as the carrying value approximates fair value, this is the stockholders’ deficit of the train reporting unit.

Since the indicated value of the goodwill at September 30, 2013 is $6,161,635, and the carrying value is $843,697, the carrying value of goodwill is not impaired.

CONCLUSION

There has been no impairment of goodwill.

EXHIBIT 1 – Technical Reference

Per ASC 350-20-35-3C,

In evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, an entity shall assess relevant events and circumstances. Examples of such events and circumstances include the following:

a.
Macroeconomic conditions such as a deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity and credit markets

b.
Industry and market considerations such as a deterioration in the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (consider in both absolute terms and relative to peers), a change in the market for an entity’s products or services, or a regulatory or political development

c.	Cost factors such as increases in raw materials, labor, or other costs that have a negative effect on earnings and cash flows

d.	Overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods

e.	Other relevant entity-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation

f.
Events affecting a reporting unit such as a change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling or disposing all, or a portion, of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit, or recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit

g.	If applicable, a sustained decrease in share price (consider in both absolute terms and relative to peers).